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June 30, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                 Suzanne Hayes
Assistant Director

Re:                             Jaguar Animal Health, Inc.
Amendment No. 4 to Registration Statement on Form S-4
Filed June 28, 2017
File No. 333-217364

Dear Ms. Hayes:

On behalf of our client, Jaguar Animal Health, Inc., a Delaware corporation (the “Company”), we hereby provide a response to a comment (the “Comment”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated June 30, 2017 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”).  Contemporaneous with this filing, the Company is filing on the EDGAR system an Amendment No. 5 to the Registration Statement on Form S-4 (the “S-4/A”) reflecting the response of the Company below.

The Company’s response is numbered to correspond to the Comment as numbered in the Letter.  For your convenience, the Comment contained in the Letter has been restated in bold below in its entirety, with the Company’s corresponding response set forth immediately under such comment.  In the response below, page number references are to the S-4/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 153

1.                                      Please refer to your response to comment four. Please revise your disclosure on pages 169 and F-39 to clarify that you also received $1,048,689 designated as reimbursement for past product development expense.

Response:  The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 169 and F-39 of the S-4/A to clarify that it also received $1,048,689 designated as reimbursement for past product development expense.

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Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 530-5586.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:          Lisa A. Conte, Jaguar Animal Health, Inc., by e-mail
Karen Wright, Jaguar Animal Health, Inc., by e-mail
Dan Harris, BDO USA, LLP, by e-mail
Donald C. Reinke, Reed Smith LLP, by e-mail